Exhibit 99.1

Old Mutual Insure, South Africa’s Oldest Non-Life Insurer, Selects

Sapiens to Automate and Streamline its Reinsurance Processes

Integration of Sapiens ReinsuranceMaster aims to streamline, simplify and enable more efficient, less manual management of Old Mutual Insure’s complex reinsurance contracts

September 13, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the integration of Sapiens ReinsuranceMaster for Old Mutual Insure, the oldest insurer in South Africa, which services personal, commercial and corporate customers across South Africa and in Namibia, Botswana, Zimbabwe, and Nigeria under the Old Mutual brand. ReinsuranceMaster will enable Old Mutual Insure to better manage its global, complex and diversified reinsurance business in non-life sectors, more easily and effectively.

Managing and optimizing reinsurance coverage is a critical task, especially for multinational insurance companies such as Old Mutual Insure. With Sapiens, Old Mutual Insure will be able to manage their reinsurance needs on a single platform, ensuring full financial control and auditing support of reinsurance contracts and activities for all lines of business. Sapiens ReinsuranceMaster will be integrated with Old Mutual Insure’s core administration and finance platforms by providing full automation of reinsurance contracts, reducing the need for manual intervention, which is also expected to lead to enhanced recoveries.

“Sapiens’ long history, global presence and vast expertise in the reinsurance ecosystem raised the bar and made Sapiens our top choice,” said Ludwyn Lortan, Chief Information Officer of Old Mutual Insure. “Our reinsurance contracts are complex by nature, and Sapiens proved their ability to empower us to streamline and simplify, while providing automation and enhanced efficiencies.”

Sapiens ReinsuranceMaster provides full support for all types of reinsurance contracts – treaty & facultative, proportional & non-proportional, ceded and assumed business. All activities are maintained in one easy-to-use cloud-based, web-based user solution, with extensive and comprehensive automated processes allocations and fully automated retroactive processing support. More than 100 insurers worldwide use Sapiens’ reinsurance solutions.

“We are extremely pleased and honored to be a partner in Old Mutual Insure’s journey as they expand their leading position in today’s dynamic reinsurance ecosystem,” said Roni Al-Dor, Sapiens’ president and CEO. “The advanced capabilities offered by Sapiens’ ReinsuranceMaster maximizes our collaboration and will support Old Mutual Insure’s immediate and future needs.”

www.sapiens.com

About Old Mutual Insure

The oldest insurance company in South Africa, Old Mutual Insure has a history that dates back more than 175 years. As one of the leading companies in southern Africa’s non-life insurance landscape, they are justifiably proud of their tradition of service and quality, as well as the range of insurance solutions, which are amongst the best on offer anywhere in South Africa. Visit https://www.oldmutual.co.za/insure to find out more.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com

Media Contact Shay Assaraf Chief of Marketing, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com